UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Julian C. Baker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		77,917

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,691,463

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		77,917

WITH	10	SHARED DISPOSITIVE POWER:

		10,691,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,769,380

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Felix J. Baker

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,691,463

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,691,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,691,463

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 3 of 7 Pages

This Amendment No. 5 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 86,017,304 shares outstanding as reported on the company’s SEC Form 10Q filed on November 1, 2007.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments I, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	165,714	0.2%
Baker Biotech Fund I, L.P.	3,727,838	4.3%
Baker Brothers Life Sciences, L.P.	6,361,432	7.4%
14159, L.P.	130,425	0.2%
Baker/ Tisch Investments, L.P.	128,330	0.1%
FBB Associates	33,410	0.0%
Julian Baker	77,917	0.1%
Total	10,769,380	12.5%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the four days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 7 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Investments II, L.P.	1/8/2008	1,252	Purchase	10.8940
Baker Biotech Fund I, L.P.	1/8/2008	181,168	Purchase	10.8940
Baker Brothers Life Sciences, L.P.	1/8/2008	458,644	Purchase	10.8940
14159, L.P.	1/8/2008	14,569	Purchase	10.8940
Baker/ Tisch Investments, L.P.	1/8/2008	9,576	Purchase	10.8940
Baker Brothers Investments II, L.P.	1/8/2008	66	Purchase	9.9956
Baker Biotech Fund I, L.P.	1/8/2008	9,541	Purchase	9.9956
Baker Brothers Life Sciences, L.P.	1/8/2008	24,154	Purchase	9.9956
14159, L.P.	1/8/2008	768	Purchase	9.9956
Baker/ Tisch Investments, L.P.	1/8/2008	504	Purchase	9.9956
Baker Brothers Investments II, L.P.	1/9/2008	247	Purchase	10.9428
Baker Biotech Fund I, L.P.	1/9/2008	35,783	Purchase	10.9428
Baker Brothers Life Sciences, L.P.	1/9/2008	90,591	Purchase	10.9428
14159, L.P.	1/9/2008	2,878	Purchase	10.9428
Baker/ Tisch Investments, L.P.	1/9/2008	1,892	Purchase	10.9428
Baker Brothers Investments II, L.P.	1/10/2008	3	Purchase	11.0050
Baker Biotech Fund I, L.P.	1/10/2008	490	Purchase	11.0050
Baker Brothers Life Sciences, L.P.	1/10/2008	1,241	Purchase	11.0050
14159, L.P.	1/10/2008	40	Purchase	11.0050
Baker/ Tisch Investments, L.P.	1/10/2008	26	Purchase	11.0050
Baker Brothers Investments II, L.P.	1/11/2008	84	Purchase	10.9363
Baker Biotech Fund I, L.P.	1/11/2008	12,120	Purchase	10.9363
Baker Brothers Life Sciences, L.P.	1/11/2008	30,682	Purchase	10.9363
14159, L.P.	1/11/2008	973	Purchase	10.9363
Baker/ Tisch Investments, L.P.	1/11/2008	641	Purchase	10.9363

Page 5 of 7 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2008

By: /s/ Julian C. Baker
Julian C. Baker

By: /s/ Felix J. Baker
Felix J. Baker

Page 6 of 7 Pages